EXHIBIT 11 — COMPUTATION OF EARNINGS PER SHARE
(In thousands, except share and per share amounts)

	For the three months ended March 3
	2008	2007
Net (Loss) Income	$(3,989)	$3,956

Weighted average common shares — basic	11,007,487	11,117,723

Effect of dilutive securities:
Stock options	—	236,436

Weighted average common shares — diluted	11,007,487	11,354,159

Basic (Loss) Earnings Per Share	$(0.36)	$0.36

Diluted (Loss) Earnings per Share	$(0.36)	$0.35

     At March 31, 2008, the effect of 68,459 stock options were excluded from the computation of diluted earnings per share because they would have been anti-dilutive.

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